Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-04236) and

JPMorgan Trust IV (File No. 811-23117)

JPMORGAN TRUST I

J.P. Morgan U.S. Equity Funds

JPMorgan U.S. Applied Data Science Value Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated November 1, 2024, as supplemented

JPMORGAN TRUST II

J.P. Morgan Income Funds

JPMorgan Mortgage-Backed Securities Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated July 1, 2024, as supplemented

JPMORGAN TRUST IV

J.P. Morgan International Equity Funds

JPMorgan International Hedged Equity Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated March 1, 2024, as supplemented

(All Share Classes)

(each a “Fund” and collectively, the “Funds”)

Supplement dated February 18, 2025 to the Summary Prospectuses, Prospectuses and

Statements of Additional Information as dated above

At a meeting held on February 11-13, 2025, each of the Boards of Trustees of JPMorgan Trust I, JPMorgan Trust II, and JPMorgan Trust IV (together, the “Board”) approved, on behalf of the applicable Funds that it oversees, the Reorganization (as defined below) of each Fund into an exchange-traded fund (“ETF”), which will continue to be managed by J.P. Morgan Investment Management Inc. (“JPMIM”). The Board, including all of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Funds, determined, with respect to each Reorganization, that participation in the Reorganization is in the best interests of the Fund and the interests of existing shareholders of the Fund will not be diluted as a result of the Reorganization.

Each Fund will be reorganized into an ETF through the reorganization of the Fund into a newly-created ETF (each, an “Acquiring Fund”), each of which is a series of J.P. Morgan Exchange-Traded Fund Trust. Following the reorganizations, each Fund will be liquidated (each such reorganization and liquidation, a “Reorganization”). The table below sets forth each of the Acquiring Funds and the anticipated schedule for each Reorganization:

Fund	Acquiring Fund	Proposed Reorganization Date

SUP-CONV-MF-0225

JPMorgan International Hedged Equity Fund	JPMorgan International Hedged Equity Laddered Overlay ETF	July 11, 2025

JPMorgan Mortgage-Backed Securities Fund	JPMorgan Mortgage-Backed Securities ETF	June 27, 2025

JPMorgan U.S. Applied Data Science Value Fund	JPMorgan Fundamental Data Science Large Value ETF	July 11, 2025

Except as follows, each new ETF will be managed in a substantially similar manner to its relevant mutual fund. The notable differences between the Funds and the new ETFs are as follows:

•

For the new JPMorgan Fundamental Data Science Large Value ETF, the ETF will continue to be managed in a substantially similar way, but in order to meet the requirements of Rule 35d-1 under the 1940 Act, the ETF will have a new 80% policy, according to which it will invest 80% of its assets in large, well-established equity securities (companies with market capitalizations similar to those within the universe of the Russell 1000® Value Index), while the mutual fund currently invests at least 80% of its assets in securities of U.S. large and mid-capitalization companies.

•

For the new JPMorgan Mortgage-Backed Securities ETF, the ETF will continue to be managed in a substantially similar way, but in order to give additional flexibility, private placements and zero-coupon securities will be added as principal investment strategies and the current 10% limit on investment in “sub-prime” mortgage-related securities at the time of purchase will be removed.

•

For the new JPMorgan International Hedged Equity Laddered Overlay ETF, the underlying equity portfolio will be managed in a substantially similar way, but the exchange-traded put and call options overlay strategy will be modified. Instead of buying the options at the beginning of the quarter and holding them for three months, the options will be “laddered” across the quarter so that normally the ETF will hold the options for three separate three-month periods. This “laddering” is designed to mitigate potential risk.

JPMIM believes that the Reorganizations will provide multiple benefits for investors of the Funds. Expenses of each Acquiring Fund are expected to be lower, and in many cases significantly lower, than the net expenses of each share class of its corresponding Fund except with respect to Class R6 shares of the JPMorgan International Hedged Equity Fund. These lower expenses will be in place for at least three years from the closing date of each Reorganization. For Class R6 shareholders of the JPMorgan International Hedged Equity Fund, however, the Acquiring Fund’s net expense ratio is higher than the net expense ratio for Class R6 Shares of the Fund because JPMIM has, since the Fund’s inception, waived fees to maintain Class R6’s net expense ratio at 0.35%. JPMIM has undertaken to maintain the Class R6 fee waiver through the closing date of the Reorganization, but is not planning to maintain the fee waiver past that date. Without the fee waiver, the JPMorgan International Hedged Equity Fund Class R6’s expense ratio is 0.58%, which is higher than the Acquiring Fund’s pro forma net expense ratio of 0.50%. Other benefits of the ETF structure include additional trading flexibility, increased portfolio holdings transparency and potential enhanced tax efficiency.

SUP-CONV-MF-0225

Each Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation (each, a “Plan”). Each Reorganization is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. Accordingly, shareholders of a Fund generally will not recognize a taxable gain (or loss) for U.S. federal income tax purposes as a result of a Reorganization (except with respect to cash received as described below). It is expected, however, that JPMorgan U.S. Applied Data Science Value Fund will distribute significant capital gains to shareholders in taxable distributions prior to its Reorganization. This is because many existing shareholders are expected to redeem their shares as they are held in retirement plans that cannot accommodate ETFs. As a result, JPMorgan U.S. Applied Data Science Value Fund shareholders may be required to pay more taxes, or pay taxes sooner, than they would have been required to absent the Reorganization.

In connection with the Reorganizations, shareholders of each Fund will receive ETF shares of the corresponding Acquiring Fund equal in value to the number of shares of the Fund they own, including a cash payment in lieu of fractional shares of the corresponding Acquiring Fund, which cash payment may be taxable.

Importantly, in order to receive shares of an Acquiring Fund as part of a Reorganization, Fund shareholders must hold their shares of a Fund through a brokerage account that can accept shares of an ETF (the corresponding Acquiring Fund). If Fund shareholders do not hold their shares of a Fund through that type of brokerage account, they will not receive shares of an Acquiring Fund as part of a Reorganization. For Fund shareholders that do not currently hold their shares of a Fund through a brokerage account that can hold shares of an Acquiring Fund, please see the Q&A that follows for additional actions that such Fund shareholders must take to receive shares of an Acquiring Fund as part of a Reorganization. No further action is required for Fund shareholders that hold shares of a Fund through a brokerage account that can hold shares of an Acquiring Fund.

Completion of each Reorganization is subject to a number of conditions under each respective Plan, but shareholders of the Fund are not required to approve the Reorganization. Existing Fund shareholders will receive an information statement/prospectus describing in detail both the Reorganizations and the Acquiring Funds, and summarizing the Board’s considerations in approving the Reorganizations.

Now that the Reorganizations have been approved, the actions described in the Supplement dated December 3, 2024 as being contingent upon Board approval will become effective on March 1, 2025. These actions include the following:

1.	Class A and C Shares of the Funds will be publicly offered only on a limited basis.

2.	New accounts may no longer be established directly through JPMorgan Distribution Services, Inc. (the “Distributor”).

3.	No CDSC will be imposed on redemptions of the Class A or Class C Shares of the Funds.

4.	No sales charge will be imposed on purchases of Class A Shares of the Funds.

5.	Any current Letter of Intent under which Class A Shares of a Fund were purchased will be considered completed.

6.	Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived.

SUP-CONV-MF-0225

In anticipation of each Reorganization, purchase orders, exchange orders, and redemption orders will only be accepted by the Funds until the dates indicated below:

Fund	Final Date to Purchase Fund Shares or Exchange Shares of Another J.P. Morgan Mutual Fund for Fund Shares	Final Date to Redeem Fund Shares or Exchange Fund Shares for Shares of Another J.P. Morgan Mutual Fund
JPMorgan International Hedged Equity Fund	July 9, 2025	July 10, 2025
JPMorgan Mortgage-Backed Securities Fund	June 25, 2025	June 26, 2025
JPMorgan U.S. Applied Data Science Value Fund	July 9, 2025	July 10, 2025

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the Reorganizations in order to receive shares of an Acquiring Fund.

Q. What types of shareholder accounts can receive shares of an Acquiring Fund as part of a Reorganization?

A. If you hold your shares of a Fund in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of an Acquiring Fund in a Reorganization. No further action is required.

Q. What types of shareholder accounts cannot receive shares of an Acquiring Fund as part of a Reorganization?

A. The following account types cannot hold shares of ETFs:

Non-Accommodating Brokerage Accounts. If you hold your shares of a Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

Non-Accommodating Retirement Accounts. If you hold your shares of a Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the applicable Reorganization or, if applicable, your financial intermediary may transfer your investment in a Fund to a different investment option prior to the Reorganization.

SUP-CONV-MF-0225

Fund Direct Accounts. If you hold your shares of a Fund in an account directly with the Fund at its transfer agent, SS&C GIDS, Inc. (formerly, DST Asset Manager Solutions, Inc.) (a “fund direct account”), you should transfer your shares of the Fund to a brokerage account that can accept shares of the corresponding Acquiring Fund prior to the Reorganization. For this purpose, a fund direct account includes a fund direct IRA. If you hold your shares of a Fund through a fund direct IRA and do not take action prior to the Reorganization, your Fund shares will be exchanged for Morgan Shares of JPMorgan U.S. Government Money Market Fund equal in value to the net asset value (“NAV”) of your Fund shares. You have a fund direct account if you receive quarterly account statements directly from the Fund and not from a third-party broker-dealer.

If you are unsure about the ability of your account to accept shares of an Acquiring Fund, please call 1-800-480-4111 or contact your financial advisor or other financial intermediary.

Q. How do I transfer my Fund shares from a fund direct account to a brokerage account that will accept Acquiring Fund shares?

A. Transferring your shares from a fund direct account to a brokerage account that can accept shares of an Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with a Fund into your brokerage account. Also inform your broker that such an account will need to be set up to accept shares of an ETF, such as an Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Fund. Your broker will require your account number with the Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q. How do I transfer my Fund shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund shares?

A. The broker where you hold your Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker right away to make the necessary changes to your account.

Q.  What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the Reorganizations?

A. In order to receive shares of an Acquiring Fund as part of a Reorganization, you must hold your shares of a Fund through a brokerage account that can accept shares of an ETF (the corresponding Acquiring Fund) on the closing date of the Reorganization.

•	Non-Accommodating Brokerage Accounts. If you hold your shares of a Fund in a brokerage account with a financial intermediary that only allows you to hold shares of

SUP-CONV-MF-0225

mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

•

Non-Accommodating Retirement Accounts. If you hold your shares of a Fund through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the applicable Reorganization or, if applicable, your financial intermediary may transfer your investment in a Fund to a different investment option prior to the Reorganization.

•

Fund Direct Accounts. If you hold your shares of a Fund in a fund direct account, you should transfer your shares of the Fund to a brokerage account that can accept shares of the corresponding Acquiring Fund prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

•

Fund Direct IRA. If you hold your shares of a Fund through a fund direct IRA and do not take action to transfer your investment in a Fund to a different investment option prior to the Reorganization, your Fund shares will be exchanged for Morgan Shares of JPMorgan U.S. Government Money Market Fund equal in value to the NAV of your Fund shares.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Please consult with your financial intermediary for more information on the impact that the Reorganization will have on you and your investments.

Q.  What if I do not want to own shares of an Acquiring Fund?

A.  If you do not want to receive shares of an Acquiring Fund in connection with a Reorganization, you can exchange your Fund shares for shares of another J.P. Morgan mutual fund that is not participating in a Reorganization or redeem your Fund shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Fund shares will be a taxable event if you hold your shares in a taxable account. The last date to redeem your shares or exchange them into another J.P. Morgan mutual fund prior to each Reorganization is listed below:

Fund	Final Date to Redeem Fund Shares or Exchange Fund Shares for Shares of Another J.P. Morgan Mutual Fund
JPMorgan International Hedged Equity Fund	July 10, 2025
JPMorgan Mortgage-Backed Securities Fund	June 26, 2025

SUP-CONV-MF-0225

JPMorgan U.S. Applied Data Science Value Fund	July 10, 2025

These dates may change if the closing date of a Reorganization changes. Any changes to a closing date of a Reorganization will be communicated to shareholders.

In connection with the Reorganizations discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders of the Funds unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganizations. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENTS OF

ADDITIONAL INFORMATION FOR FUTURE REFERENCE

SUP-CONV-MF-0225